UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Starent Networks, Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

85528P108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85528P108

1.	Names of Reporting Persons Highland Capital Partners V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 6,812,238

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 6,812,238

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,812,238

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons Highland Capital Partners V-B Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,756,128

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,756,128

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,756,128

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons Highland Entrepreneurs’ Fund V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,080,692

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,080,692

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,692

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons HEF V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,080,692

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,080,692

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,692

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons Highland Management Partners V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 8,568,366

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 8,568,366

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,568,366

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons Highland Management Partners V, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 9,649,058

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 9,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,649,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 85528P108

1.	Names of Reporting Persons Robert F. Higgins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 9,649,058

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 9,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,649,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108

1.	Names of Reporting Persons Paul A. Maeder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 9,649,058

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 9,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,649,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108

1.	Names of Reporting Persons Daniel J. Nova

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 9,649,058

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 9,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,649,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108

1.	Names of Reporting Persons Sean M. Dalton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 9,649,058

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 9,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,649,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108

NOTE: This Statement on Schedule 13G is being filed on behalf of: (i) Highland Capital Partners V Limited Partnership, a Delaware limited partnership ("Highland Capital V"); (ii) Highland Capital Partners V-B Limited Partnership, a Delaware limited partnership ("Highland Capital V-B"); (iii) Highland Entrepreneurs' Fund V Limited Partnership, a Delaware limited partnership ("Highland Entrepreneurs' Fund" and together with Highland Capital V and Highland Capital V-B, the "Highland Investing Entities"); (iv) HEF V Limited Partnership, a Delaware limited partnership and general partner of Highland Entrepreneurs' Fund ("HEF V"); (v) Highland Management Partners V Limited Partnership, a Delaware limited partnership and general partner of Highland Capital V and Highland Capital V-B ("HMP V"); (vi) Highland Management Partners V, Inc., a Delaware corporation ("Highland Management") and general partner of both HEF V and HMP V; (vii) Robert F. Higgins ("Mr. Higgins"), a senior managing director of Highland Management and a limited partner of each of HMP V and HEF V; (viii) Paul A. Maeder ("Mr. Maeder"), a senior managing director of Highland Management and a limited partner of each of HMP V and HEF V;  (ix) Daniel J. Nova ("Mr. Nova"), a senior managing director of Highland Management and a limited partner of each of HMP V and HEF V; and (x) Sean M. Dalton (“Mr. Dalton” and together with Mr. Higgins, Mr. Maeder, and Mr. Nova, the "Managing Directors"), a managing director of Highland Management and a limited partner of each of HMP V and HEF V.  Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities.  Each Managing Director of Highland Management has shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland Management by virtue of their status as controlling persons of Highland Management.  Each Managing Director of Highland Management disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such Managing Director's pecuniary interest therein.  Each of Highland Management, HMP V and HEF V disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity's pecuniary interest therein.

CUSIP No.	85528P108

Item 1.
(a)	Name of Issuer Starent Networks, Corp
(b)	Address of Issuer’s Principal Executive Offices 30 International Place Tewksbury, MA 01876

Item 2.
(a)

Name of Person Filing
The reporting persons are:

Highland Capital Partners V Limited Partnership (“Highland Capital V”);

Highland Capital Partners V-B Limited Partnership (“Highland Capital V-B”);

Highland Entrepreneurs' Fund V Limited Partnership (“Highland Entrepreneurs’ Fund”);

HEF V Limited Partnership (“HEF V”);

Highland Management Partners V Limited Partnership (“HMP V”);

Highland Management Partners V, Inc. (“Highland Management”);

Robert F. Higgins (“Mr. Higgins”);

Paul A. Maeder (“Mr. Maeder”);

Daniel J. Nova (“Mr. Nova”); and

Sean M. Dalton (“Mr. Dalton”).

(b)	Address of Principal Business Office or, if none, Residence The address of each of the reporting persons is: c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, Massachusetts 02421
(c)	Citizenship
	Highland Capital V	Delaware
	Highland Capital V-B	Delaware
	Highland Entrepreneurs’ Fund	Delaware
	HEF V	Delaware
	HMP V	Delaware
	Highland Management	Delaware
	Mr. Higgins	United States
	Mr. Maeder	United States
	Mr. Nova	United States
	Mr. Dalton	United States
(d)	Title of Class of Securities This Schedule 13G report related to the Common Stock, par value $0.001 per share (the “Common Stock”), of Starent Networks, Corp.
(e)	CUSIP Number 85528P108

CUSIP No.	85528P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
As of December 31, 2007 each of the following is the owner of record of the number of shares of Common Stock set forth next to his or its name:

Highland Capital V	6,812,238
Highland Capital V-B	1,756,128
Highland Entrepreneurs’ Fund	1,080,692
HEF V	0
HMP V	0
Highland Management	0
Mr. Higgins	0
Mr. Maeder	0
Mr. Nova	0
Mr. Dalton	0

Highland Capital V is the record owner of and beneficially owns 6,812,238 shares (the “HCV Shares”) of Common Stock.  Highland Capital V has the power to vote or direct the disposition of all of the HCV Shares.  Such power is exercised through Highland Management as the sole general partner of HMP V as the sole general partner of Highland Capital V.

Highland Capital V-B is the record owner of and beneficially owns 1,756,128 shares (the “HCV-B Shares” and together with the HCV Shares, the “HC Shares”) of Common Stock.  Highland Capital V-B has the power to vote or direct the disposition of all of the HCV-B Shares.  Such power is exercised through Highland Management as the sole general partner of HMP V as the sole general partner of Highland Capital V-B.

Highland Entrepreneurs’ Fund is the record owner of and beneficially owns 1,080,692 shares (the “HEF Shares” and together with the HC Shares, the “Shares”) of Common Stock.  Highland Entrepreneurs’ Fund has the power to vote or direct the disposition of all of the HEF Shares.  Such power is exercised through Highland Management as the sole general partner of HEF V as the sole general partner of Highland Entrepreneurs’ Fund.

HMP V, as the general partner of Highland Capital V and Highland Capital V-B, may be deemed to own the HC Shares beneficially and HEF V, as the general partner of Highland Entrepreneurs’ Fund, may be deemed to own the HEF Shares beneficially.  Each of HMP V and HEF V disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

Highland Management, as the general partner of HMP V and HEF V, may be deemed to own the Shares beneficially.  The Managing Directors have the power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the Shares by virtue of their

CUSIP No.	85528P108

status as controlling persons of Highland Management.  Highland Management and each of the Managing Directors disclaims beneficial ownership of the Shares, except to the extent of each such entity’s pecuniary interest therein.

(b)	Percent of Class:

Highland Capital V	9.9%
Highland Capital V-B	2.6%
Highland Entrepreneurs’ Fund	1.6%
HEF V	1.6%
HMP V	12.5%
Highland Management	14.1%
Mr. Higgins	14.1%
Mr. Maeder	14.1%
Mr. Nova	14.1%
Mr. Dalton	14.1%

(c)	Number of shares as to which the person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
Highland Capital V	0	6,812,238	0	6,812,238
Highland Capital V-B	0	1,756,128	0	1,756,128
Highland Entrepreneurs’ Fund	0	1,080,692	0	1,080,692
HEF V	0	1,080,692	0	1,080,692
HMP V	0	8,568,336	0	8,568,336
Highland Management	0	9,649,058	0	9,649,058
Mr. Higgins	0	9,649,058	0	9,649,058
Mr. Maeder	0	9,649,058	0	9,649,058
Mr. Nova	0	9,649,058	0	9,649,058
Mr. Dalton	0	9,649,058	0	9,649,058

Each of Highland Capital V, Highland Capital V-B, Highland Entrepreneurs’ Fund, HEF V, HMP V, Highland Management and the Managing Directors expressly disclaims beneficial ownership of any shares of the Common Stock of Starent Networks, Corp., except any shares except to the extent of his or its pecuniary interest therein and any shares held directly of record.

	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No.	85528P108

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2008.

HIGHLAND CAPITAL PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND CAPITAL PARTNERS V-B LIMITED PARTNERSHIP

By:	Highland Management Partners V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND ENTREPRENEURS’ FUND V LIMITED PARTNERSHIP

By:	HEF V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HEF V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

CUSIP No.	85528P108

HIGHLAND MANAGEMENT PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V, INC.

By:	/s/ Sean M. Dalton
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Starent Networks, Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of  this 13th day of February, 2008.

HIGHLAND CAPITAL PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND CAPITAL PARTNERS V-B LIMITED PARTNERSHIP

By:	Highland Management Partners V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND ENTREPRENEURS’ FUND V LIMITED PARTNERSHIP

By:	HEF V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HEF V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V, INC.

By:	/s/ Sean M. Dalton
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton